EXHIBIT 99.1

NewsRelease

**Editor’s note: News Conference today at 9:30 a.m. (MDT). Details below.

TransCanada to Proceed with 1.1 Million Barrel/Day
Energy East Pipeline Project to Saint John

Successful Open Season Confirms Strong Support to Move Crude Oil to Eastern Canada

CALGARY, Alberta – August 1, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased to announce it is moving forward with the 1.1 million barrel per day (bbl/d) Energy East Pipeline project based on binding, long-term contracts received from producers and refiners.  The conclusion of the successful open season confirmed strong market support for a pipeline with approximately 900,000 bbl/d of firm, long-term contracts to transport crude oil from Western Canada to Eastern Canadian refineries and export terminals.

“We are very pleased with the outcome of the open season for the Energy East Pipeline held earlier this year and are excited to move forward with a major project that will bring many benefits across Canada,” said Russ Girling, TransCanada’s president and chief executive officer. “This is an historic opportunity to connect the oil resources of western Canada to the consumers of eastern Canada, creating jobs, tax revenue and energy security for all Canadians for decades to come.”

Girling added that interest in Energy East supports refineries’ desire to have access to a stable and reliable supply of Western Canadian crude oil – pushing out more expensive crude oil from foreign regimes.  Eastern Canada currently imports approximately 700,000 bbl/d.  It also confirms the desire producers have to support safe and innovative ways to get their crude oil to market.

“Energy East is one solution for transporting crude oil but the industry also requires additional pipelines such as Keystone XL to transport growing supplies of Canadian and U.S. crude oil to existing North American markets,” added Girling. “Both pipelines are required to meet the need for safe and reliable pipeline infrastructure and are underpinned with binding, long-term agreements.”

The project is expected to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. The Energy East Pipeline will have a capacity of approximately 1.1 million bbl/d and is anticipated to be in service by late-2017 for deliveries in Québec and 2018 for deliveries to New Brunswick.

The Energy East Pipeline project involves converting a portion of natural gas pipeline capacity in approximately 3,000 kilometres (1,864 miles) of TransCanada’s existing Canadian Mainline to crude oil service and constructing approximately 1,400 kilometres (870 miles) of new pipeline. The pipeline will transport crude oil from receipt points in Alberta and Saskatchewan to delivery points in Montréal, the Québec City region and Saint John, New Brunswick, greatly enhancing producer access to Eastern Canadian and international markets. The pipeline will terminate at Canaport in Saint John, New Brunswick where TransCanada and Irving Oil have formed a joint venture to build, own and operate a new deep water marine terminal.

While Energy East will use a portion of Canadian Mainline capacity, TransCanada is committed to continuing to meet the needs of its gas customers in eastern Canada and the N.E. United States.

Our 60 years of pipeline experience has taught us that to advance a project of this size, we must engage in open and meaningful discussions with Aboriginal communities and key stakeholder groups.  TransCanada has been out in the field collecting data and engaging with Aboriginal and stakeholder groups for the past several months as part of its initial design and planning work for the project and that will continue.

“TransCanada is a leading North American energy infrastructure company with one of the best safety records in the industry and that is something we are very proud of,” concluded Girling.  “Energy East will be designed and operated with a singular focus on safety – that is what Canadians expect and that is what TransCanada will deliver. We all recognize that oil is essential in our daily lives.  We need it to heat our homes, operate our vehicles and make thousands of products we rely on every day.  What we must do is ensure the oil is transported safely and reliably.”

The company intends to proceed with the necessary regulatory applications for approvals to construct and operate the pipeline project and terminal facilities in early 2014.

For more information about the Energy East Pipeline project, visit the project websites at:
www.energyeastpipeline.com or www.oleoducenergieest.com

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

News Conference
TransCanada’s President and Chief Executive Officer Russ Girling and TransCanada’s President of Energy and Oil Pipelines Alex Pourbaix will host a news conference this morning to discuss the proposed Energy East project. For media not in attendance, web conferencing will be available for the event with an opportunity for media to ask questions over the phone. Please see details below.  John Van der Put, vice president of eastern oil pipeline projects, and Philippe Cannon, project spokesperson, will also be available by phone to answer questions for French-speaking media during the conference. TransCanada spokespeople will be available directly afterward in Montréal for follow-up interviews.

Date:	Thursday, August 1, 2013

Time:	9:30 a.m. (MDT)

Location:	Room 214, TransCanada Tower (+15 level, access via escalators) 450 - 1 Street SW, Calgary

Who:	Russ Girling President and Chief Executive Officer, TransCanada Alex Pourbaix President, Energy and Oil Pipelines, TransCanada

Dial-In:	To access the live webcast of the news conference visit: http://www.gowebcasting.com/4488 Dial-in for audio feed: 416-695-7806 or 1-888-789-9572 Pass code: 1372070

Other:	Audio-visual equipment is located on-site and a media feed will be available for those in attendance

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 26, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Philippe Cannon (Montréal)
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522